Phillip E. Koehnke, apc

Licensed in California and Colorado	Phillip E. Koehnke, Esq.

December 19, 2012

Rufus Decker
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549

Re:          Unseen Solar, Inc. (New Name:  Pacific Clean Water Technologies, Inc.)
Form 8-K
Filed November 15, 2012
Form 10-K for the Fiscal Year Ended January 31, 2012
Filed April 10, 2012
File No. 000-54392

Dear Mr. Decker:

This will confirm our phone conversation today wherein I informed you that the Company was requesting additional time to respond to your letter of December 12, 2012.  As we discussed, the Company intends to respond to your letter no later than January 7, 2013.

Thank you.  Should you have any comments or questions, please do not hesitate to contact the undersigned at (858) 229-8116.

Phillip E. Koehnke, apc

                   /s/ Phillip Koehnke
                 Phillip E. Koehnke, Esq.

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P.O. Box 235472 · Encinitas, California  92024 · Tel (858) 229-8116 E-fax (501) 634-0070 · pek@peklaw.com